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Exhibit 99.1

First Quarter Report
 2014

GRANITE REIT

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2014 FIRST QUARTER RESULTS

May 7, 2014, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three month period ended March 31, 2014.

HIGHLIGHTS

Highlights for the three month period ended March 31, 2014 are set out below:

  •
  Revenue for the first quarter was up 18% to $56.6 million compared to the prior year period. The increase was attributable to having a full quarter of revenue from the acquisitions completed during 2013 and favourable foreign exchange rates;

  •
  FFO per unit was up 15% in comparison to the same quarter last year;

  •
  Two lease extensions were completed for the Graz, Austria properties, extending the lease expiry dates from December 31, 2017 to January 31, 2024. These are Granite's largest leases by square footage (a total of approximately 5.1 million square feet) and accounted for approximately 17% of Granite's revenue during the year ended December 31, 2013;

  •
  The extensions at Graz along with other new, extended and renewed leases completed since the beginning of the year have increased the weighted average lease term by square footage to 5.7 years at March 31, 2014 from 4.8 years at December 31, 2013; and

  •
  On March 5, 2014, Granite entered into an asset purchase agreement with Magna International Inc. ("Magna") for the sale to Magna of Granite's portfolio of Mexican properties for a purchase price of U.S. $105.0 million that is subject to certain closing adjustments. In addition, the asset purchase agreement contains several closing conditions, some of which involve action by government entities in Mexico. These properties are currently leased to Magna.

Granite's results for the three month periods ended March 31, 2014 and 2013 are summarized below (all figures are in Canadian dollars):

	Three months ended March 31,
(in thousands, except per unit figures)	2014	2013
Revenues	$56,581	$48,124

Net income	$14,563	$94,394

Funds from operations ("FFO")(1)	$39,004	$34,006

Basic and diluted FFO per stapled unit(1)	$0.83	$0.73

Fair value of investment properties(2)	$2,421,557	$2,007,760

(1)
FFO and basic and diluted FFO per stapled unit are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under International Financial Reporting Standards ("IFRS") and, therefore, may not be comparable to similar measures presented by other entities. Granite determines FFO using the definition prescribed by the Real Estate Property Association of Canada ("REALPAC"). For a reconciliation of FFO to net income attributable to stapled unitholders, please refer to the section titled "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders".

(2)
At period end.

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GRANITE'S COMBINED FINANCIAL RESULTS

Three month period ended March 31, 2014

For the three month period ended March 31, 2014, rental revenue increased by $8.5 million, from $48.1 million in the first quarter of 2013 to $56.6 million in the first quarter of 2014, primarily due to the acquisition of 12 properties in the United States and Europe throughout the 2013 year and the favourable effects of changes in foreign currency exchange rates.

Granite's net income in the first quarter of 2014 was $14.6 million down from the $94.4 million net income reported for the first quarter of 2013. Net income decreased primarily due to (i) the net fair value losses on investment properties of $23.6 million compared to $18.7 million in net fair value gains in the prior year period, (ii) a $35.1 million decrease in deferred income tax recoveries, which includes the reversal of $41.9 million in Canadian deferred income tax liabilities as a result of converting to a REIT on January 3, 2013, (iii) a $5.1 million gain in the prior year period on the settlement of the Meadows holdback, (iv) $2.4 million in additional net interest expense, (v) a $1.8 million increase in current tax expense and (vi) a $0.6 million increase in property operating costs, partially offset by an $8.5 million increase in rental revenue.

FFO for the first quarter increased by $5.0 million to $39.0 million from $34.0 million in the prior year period primarily due to increased rental revenue of $8.5 million attributable to having a full quarter of revenue from the acquisitions completed during 2013 and favourable foreign exchange rates, partially offset by an increase in interest expense and other financing charges of $2.4 million associated with funding the 2013 acquisitions, a $0.7 million increase in current tax expense (excluding $1.1 million of current income tax expense associated with the sale of an investment property) and a $0.6 million increase in property operating costs.

A more detailed discussion of Granite's combined financial results for the three month periods ended March 31, 2014 and 2013 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS

	Three months ended March 31,
(in thousands, except per unit information)	2014	2013
Net income attributable to stapled unitholders	$14,455	$94,291
Add (deduct):
Fair value losses (gains) on investment properties	23,557	(18,734)
Fair value losses (gains) on financial instruments	38	(495)
Gain on Meadows holdback	—	(5,143)
Acquisition transaction costs	—	411
Loss on sale of investment properties	274	—
Current income tax expense associated with the sale of an investment property	1,099	—
Deferred income taxes	(429)	(36,378)
Non-controlling interests relating to the above	10	54

FFO	$39,004	$34,006

Basic and diluted FFO per stapled unit	$0.83	$0.73

Basic number of stapled units outstanding	46,962	46,882

Diluted number of stapled units outstanding	46,973	46,910

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CONFERENCE CALL

Granite will hold a conference call on Thursday, May 8, 2014 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-621-6658. Overseas callers should use +1-416-359-3126. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Tom Heslip, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21713979) and will be available until Monday, May 19, 2014.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

OTHER INFORMATION

Additional property statistics have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Trust's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Trust's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its

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leverage and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2013, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2013, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Trust expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements and forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three month period ended March 31, 2014

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. (collectively "Granite" or the "Trust") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of the Trust for the three month period ended March 31, 2014. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three month period ended March 31, 2014 and the audited combined financial statements for the year ended December 31, 2013. This MD&A is prepared as at May 7, 2014. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2013 can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32.0 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development as well as land held for development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in 9 countries: Canada, the United States, Mexico, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom and Spain. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Sale of Portfolio of Mexican Properties

On March 5, 2014, Granite entered into an asset purchase agreement for the sale of its portfolio of Mexican properties to Magna for a purchase price of U.S. $105.0 million that is subject to certain closing adjustments. In addition, the asset purchase agreement contains several closing conditions some of which involve action by government entities in Mexico. The Mexican portfolio is currently leased to Magna and represents approximately 2.4 million square feet and annualized lease payments of $14.6 million at March 31, 2014.

Foreign Currencies

Fluctuations in the Cdn. dollar relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, cash flows, assets and liabilities. At March 31, 2014, approximately 72% of Granite's rental revenues are denominated in currencies other than the Cdn. dollar (see "LEASING PROFILE — Annualized Lease Payments"). As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Trust's financial results.

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The following table reflects the changes in the average exchange rates during the three month periods ended March 31, 2014 and 2013, as well as the exchange rates as at March 31, 2014 and December 31, 2013, between the most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended March 31,
	2014	2013	Change
1 U.S. dollar equals Cdn. dollars	1.103	1.009	9%
1 euro equals Cdn. dollars	1.512	1.332	14%

	Exchange Rates as at
	March 31, 2014	December 31, 2013	Change from December 31, 2013
1 U.S. dollar equals Cdn. dollars	1.105	1.064	4%
1 euro equals Cdn. dollars	1.523	1.466	4%

The results of operations and financial position of all U.S. and most European operations are translated into Cdn. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The fair values of the investment properties are as follows:

	March 31, 2014	December 31, 2013
Income-producing properties	$2,389.5	$2,325.6
Properties and land under development	23.6	18.1
Land held for development	8.5	8.2

Investment properties	$2,421.6	$2,351.9

During the three month period ended March 31, 2014, investment properties increased by $69.7 million primarily as a result of (i) an increase of $64.6 million due to foreign exchange movements which included $42.5 million from the strengthening of the euro against the Cdn. dollar and $22.1 million from the strengthening of the U.S. dollar against the Cdn. dollar, (ii) an increase of $44.5 million due to tenant allowances incurred with respect to the extension of two leases for properties in Graz, Austria and (iii) capital expenditures totalling $5.3 million. These increases were partially offset by (i) net fair value losses of $23.6 million which resulted from changes described below and (ii) as part of a strategic repositioning of our property portfolio, the disposal of two properties located in the United States and Germany for gross proceeds of $21.0 million.

During the three months ended March 31, 2014, net fair value losses totalled $23.6 million. Changes in leasing assumptions relating largely to market rents in Canada accounted for just under half of the fair value losses with the balance attributable to changes in leasing assumptions relating to market rents in Austria and increases in discount and terminal capitalization rates pertaining to properties in Austria and Germany.

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Income-Producing Properties

At March 31, 2014, Granite had over 100 income-producing properties representing approximately 32.0 million square feet of rentable space. The portfolio also includes some office buildings that comprise 1% of the total square footage of the income-producing properties.

The fair value of the income-producing portfolio by country as at March 31, 2014 and December 31, 2013 was as follows:

	March 31, 2014		December 31, 2013
	Fair Value	Percent of Total	Fair Value	Percent of Total
Austria	$733.8	31%	$674.6	29%
Canada	690.0	29	701.1	30
U.S.	430.6	18	425.2	18
Germany	276.7	11	276.2	12
Mexico	116.1	5	111.7	5
Netherlands	105.5	4	101.5	4
Other countries	36.8	2	35.3	2

	$2,389.5	100%	$2,325.6	100%

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. In accordance with its policy, the Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but considers the results of such appraisals in arriving at its own conclusions on values. The key valuation metrics for Granite's investment properties are summarized in note 3 to the unaudited condensed combined financial statements for the three month period ended March 31, 2014.

At March 31, 2014, Granite had 12 active improvement projects in North America primarily for roof and pavement replacements as well as other minor leasehold improvements and one expansion project at an income-producing property in Austria. The total estimated cost of these projects is approximately $15.8 million of which $1.9 million had been spent as at March 31, 2014 with the remaining cost to be funded during the remainder of the year using cash from operations.

Properties and Land Under Development

At March 31, 2014, the Trust had one property under development: a 35.9 acre land site located at Settlers Point Business Park in Shepherdsville, Kentucky that is being developed into a 0.6 million square foot multipurpose facility. The total estimated cost of construction is approximately $19.6 million, of which $14.8 million had been spent at March 31, 2014. The development is expected to be completed in the second quarter of 2014. On July 25, 2013, the Trust entered into a secured construction loan for U.S. $17.0 million relating to funding for this project (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"). As at March 31, 2014, $8.3 million has been drawn under this construction loan.

Land Held For Development

In April 2013, Granite acquired an 89.2 acre site located in Bethel Township, Pennsylvania which is being held for development on a build to suit or speculative basis.

LEASING PROFILE

Magna, Our Largest Tenant

At March 31, 2014, Magna is the tenant at 82 of Granite's income-producing properties comprising 85% of Granite's annualized lease payments. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and

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components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite management expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

Annualized Lease Payments1

Annualized lease payments1 ("ALP") represent Granite's total annual rent assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in annualized lease payments as at March 31, 2014. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "SIGNIFICANT MATTERS — Foreign Currencies"). Granite's annualized lease payments as at March 31, 2014, including the change from December 31, 2013 to March 31, 2014, are as follows:

Three Months Ended March 31, 2014
Annualized lease payments, beginning of period	$221.9
Contractual rent adjustments	0.8
Completed projects on-stream	0.1
Disposals	(1.3)
Vacancies	(0.7)
Renewals	(0.4)
Effect of changes in foreign currency exchange rates	6.2

Annualized lease payments, as at March 31, 2014	$226.6

1
Annualized lease payments does not have a standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures reported by other entities. Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries) anticipated in the upcoming year.

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During the first quarter of 2014, annualized lease payments increased by $4.7 million from $221.9 million at December 31, 2013 to $226.6 million at March 31, 2014. Contractual rent adjustments increased annualized lease payments by $0.8 million primarily from Consumer Price Index ("CPI") based increases on properties representing 6.2 million square feet of leaseable area in Canada, the United States, Mexico and Germany. The completion of an improvement project in the United States increased annualized lease payments by $0.1 million. Annualized lease payments were negatively impacted by (i) $1.3 million due to the disposal of a 0.1 million square foot property in the United States, (ii) $0.7 million related to two upcoming vacancies in the United States and Germany, representing a combined 0.4 million square feet of leaseable area and (iii) a net $0.4 million due to the renewal of six leases representing 4.5 million square feet of leaseable area in North America, Austria and the United Kingdom at rental rates which were lower than the expiring lease rates in place. The strengthening of the euro and U.S. dollar against the Cdn. dollar resulted in increases in annualized lease payments of $4.0 million and $2.2 million, respectively.

The annualized lease payments by currency at March 31, 2014 and December 31, 2013 were as follows:

	March 31, 2014		December 31, 2013
Euro	$104.7	46%	$100.9	45%
Cdn. dollar	64.2	28	64.0	29
U.S. dollar	56.9	25	55.9	25
Other	0.8	1	1.1	1

	$226.6	100%	$221.9	100%

Leasing Activity

2014 Lease Expiries

	Square Footage	ALP
	(in thousands)	(in millions)
Renewal signed	75	$0.4
Negotiations in-progress	330	1.7
Non-renewals	511	1.2
Month-to-month or leases with short termination notices	657	2.7

	1,573	$6.0

There are ten leases with expiry dates in the 2014 fiscal year, including four leases which are month-to-month or have a short termination notice period. Of the six expiring leases, (i) one lease has been extended to August 2019, (ii) negotiations are in progress for two of the leases, and (iii) three leases have not been renewed and the premises are expected to be vacated in mid-2014.

New Leases and Extensions

On January 30, 2014, Magna agreed to a lease extension at its Thondorf facility in Graz, Austria. The lease expiry for the 3.9 million square foot facility has been extended from December 31, 2017 to January 31, 2024. In connection with the extension, the current rental rate will remain fixed for the balance of the term and Granite paid a one-time tenant allowance in the amount of $37.8 million (euro 25.0 million) in the quarter.

On March 28, 2014, Magna agreed to a lease extension at its Eurostar facility in Graz, Austria. The Eurostar facility is adjacent to the Thondorf facility noted above and its lease expiry has been extended from December 31, 2017 to January 31, 2024, to be coterminous with the Thondorf facility. In connection with the extension, in January 2018 contractual rents will increase based on a modified CPI formula, and, at that time, Granite will pay a one-time tenant allowance in the amount of euro 6.0 million. As set out in note 7 to the unaudited condensed combined financial statements for the three month period ended March 31, 2014, this amount has been recorded at its discounted value on the combined balance sheet.

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During the first quarter of 2014, Granite executed an 11 year lease of a property in the United States that became vacant in 2013. It is anticipated the tenant will occupy the 0.2 million square foot facility in the second quarter of 2014, once renovations are complete. In addition, Granite entered into a binding offer to lease a 0.2 million square foot vacant property in Canada. The tenant will occupy the property once renovations are complete which is expected to be in the third quarter of 2014.

Lease Expiration

As at March 31, 2014, Granite's portfolio had a weighted average lease term by square footage of 5.7 years with lease expiries by square footage (in thousands) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2014		2015		2016		2017		2018		2019		2020 and Beyond
	Total Rental Area	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,824	85	292	1.5	631	5.1	368	3.4	3,581	37.3	1,656	8.8	143	0.9	1,068	7.2
U.S.	7,037	230	481	1.5	314	1.2	364	1.2	644	7.6	931	4.4	1,389	11.2	2,684	15.3
Mexico	2,404	143	—	—	67	0.3	—	—	1,097	8.7	590	3.3	—	—	507	2.3
Austria	8,046	88	—	—	—	—	381	2.8	—	—	1,496	12.0	380	3.6	5,701	47.6
Germany	4,386	61	725	2.3	—	—	966	3.8	—	—	596	4.5	304	1.7	1,734	13.1
Netherlands	1,442	—	—	—	314	2.2	—	—	—	—	—	—	500	3.1	628	4.5
Other	419	—	75	0.7	—	—	—	—	—	—	90	0.8	—	—	254	2.7

Total	31,558	607	1,573	6.0	1,326	8.8	2,079	11.2	5,322	53.6	5,359	33.8	2,716	20.5	12,576	92.7

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three month period ended March 31, 2014, the Trust incurred leasing costs and lease incentives of $44.9 million, which includes the tenant allowances related to the extension of two leases for properties in Graz, Austria (see "LEASING PROFILE — New Leases and Extensions").

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Highlights

	Three Months Ended March 31,
(in millions, except per unit information)	2014	2013	Change
Rental revenue and tenant recoveries	$56.6	$48.1	18%
Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes(1)	40.8	35.9	14%
Net income attributable to stapled unitholders	14.5	94.3	(85%	)
Funds from Operations ("FFO")(2)	39.0	34.0	15%
Diluted FFO per stapled unit(2)	$0.83	$0.73	15%

(1)
Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes is an additional IFRS measure and is referenced as such in the unaudited condensed combined statements of income for the three months ended March 31, 2014. Granite considers income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes to be a useful measure to evaluate operating performance. This is not a standardized measure under IFRS and accordingly may not be comparable to similar measures reported by other entities.

(2)
FFO and diluted FFO per stapled unit do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. See "Results of Operations for the Three Months Ended March 31, 2014 — Funds from Operations".

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(in millions, except number of properties)	March 31, 2014	December 31, 2013	Change
Number of income-producing properties	111	112	(1%	)
Leaseable area (sq. ft.)	31.6	31.9	(1%	)
Annualized lease payments	$226.6	$221.9	2%
Investment properties, fair value	$2,421.6	$2,351.9	3%

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended March 31, 2014 increased $8.5 million to $56.6 million from $48.1 million in the prior year period. The change in rental revenue is discussed below:

Rental revenue, three months ended March 31, 2013	$48.1
Acquisitions	5.8
Contractual rent adjustments	0.8
Completed projects on-stream	0.6
Renewals and re-leasing of income-producing properties	(1.2)
Vacancies and disposals of income-producing properties	(1.5)
Effect of changes in foreign currency exchange rates	3.9
Other, including straight-line adjustments to rental revenue	0.1

Rental revenue, three months ended March 31, 2014	$56.6

Rental revenue for the three months ended March 31, 2014 increased by approximately 18.0% compared to the first quarter of 2013 mainly due to the acquisitions completed in 2013 and favourable foreign exchange rates with additional details discussed below.

The acquisition of 12 income-producing properties in 2013, representing 4.2 million square feet of leaseable area, contributed $5.8 million to rental revenue for the three month period ended March 31, 2014.

The $0.8 million increase in revenue from contractual rent adjustments includes (i) $0.2 million from annual CPI based increases implemented in 2014 on properties representing 6.3 million square feet of leaseable area, (ii) $0.4 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2013 and 2014 on properties representing 9.8 million square feet of leaseable area, and (iii) $0.2 million from fixed contract adjustments on properties representing 1.9 million square feet of leaseable area.

The completion of six Magna expansion or improvement projects in Germany, the Czech Republic, Canada and the United States in 2013 and 2014, and one non-Magna improvement project in Canada, which added a combined 0.2 million square feet of leaseable area, contributed an incremental $0.6 million to rental revenue for the three month period ended March 31, 2014.

Renewals and re-leasing had a $1.2 million net negative impact on revenues compared to the prior year period. This decrease was primarily due to the renewal of 20 leases representing 4.7 million square feet of leaseable area in Canada, the United States, Mexico, Germany, Austria and the United Kingdom most of which were negotiated at rental rates lower than the expiring lease rates in place.

Rental revenue for the three month period ended March 31, 2014 was also negatively impacted by $1.5 million primarily due to vacancies resulting from the non-renewal by Magna of four expired leases representing 0.5 million square feet of leaseable area in the United States and Austria and the sale of four income producing properties in the United States, Poland and Germany.

Foreign exchange had a $3.9 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the euro and U.S. dollar denominated rents resulted in an increase in rental revenue of $2.8 million and $1.1 million, respectively.

Granite REIT      2014    11

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses were $1.7 million for the three month period ended March 31, 2014 in comparison to $1.1 million in the prior year period. The increase of $0.6 million was primarily comprised of a $0.5 million increase of property costs recoverable from tenants and $0.2 million of ground lease costs, both of which related to acquisitions in the fourth quarter of 2013.

General and Administrative Expenses

General and administrative expenses for the three month periods ended March 31, 2014 and 2013 were $7.3 million and $7.1 million, respectively. The $0.2 million increase is primarily comprised of (i) $1.0 million higher compensation costs that include additional grants awarded under Granite's unit-based compensation plans, the increased valuation of the units outstanding under those plans due to the appreciation of the market price of the stapled units and to a lesser extent increased staffing levels and the impact of higher foreign exchange rates and (ii) $0.5 million of increased tax professional fees largely related to establishing incremental procedures associated with the nature of the stapled unit REIT structure of Granite. These increases were offset by a $1.4 million decrease in advisory costs related to the conversion to a REIT and related internal reorganizations incurred in the three month period ended March 31, 2013.

Depreciation and Amortization

Depreciation and amortization expense is related to the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $6.9 million in the three month period ended March 31, 2014 compared to $4.5 million in the prior year period. The increase of $2.4 million is comprised of $2.0 million of interest and associated costs related to the unsecured senior debentures which were issued in October 2013 and $0.5 million of additional interest costs (U.S. dollar denominated) related to the outstanding mortgage debts and draws on the revolving credit facility with respect to the acquisitions that occurred in 2013. These increases were partially offset by a $0.2 million decrease from the accelerated amortization of deferred financing costs related to a credit facility which was replaced in February 2013.

Foreign Exchange Gains, Net

Granite recognized net foreign exchange gains of $0.3 million and $0.6 million in the three month periods ended March 31, 2014 and 2013, respectively. Net foreign exchange gains for the three month period ended March 31, 2014 included $0.5 million in net foreign exchange gains primarily related to the weakening of the Cdn. dollar on the re-measurement of certain assets and liabilities held by Granite and certain of its subsidiaries that are denominated in U.S. dollars and euros, partially offset by $0.2 million realized foreign exchange losses on derivative financial instruments such as foreign exchange forward contracts. The net foreign exchange gains in the three month period ended March 31, 2013 are primarily due to the weakening of the Cdn. dollar on the re-measurement of certain assets and liabilities held by Granite and certain of its subsidiaries that are denominated in U.S. dollars and euros.

Fair Value Gains (Losses) on Investment Properties, Net

Net fair value losses on investment properties were $23.6 million in the three month period ended March 31, 2014 compared to net fair value gains on investment properties of $18.7 million in the prior year period. In the three months ended March 31, 2014, changes in leasing assumptions relating largely to market rents in Canada accounted for just under half of the fair value losses in the first quarter of 2014 with the balance attributable to changes in leasing assumptions in Austria and increases in discount and terminal capitalization rates relating to properties in Austria and Germany.

The net fair value gains in the three month period ended March 31, 2013 primarily resulted from the compression in discount and terminal capitalization rates in North America.

12    Granite REIT      2014

Fair Value Gains (Losses) on Financial Instruments

Granite recognized net fair value losses on financial instruments of less than $0.1 million in the three month period ended March 31, 2014 compared to fair value gains of $0.5 million in the prior year period. Net fair value losses for the three months ended March 31, 2014 were related to the decrease in fair value of the interest rate caps associated with the mortgages payable, partially offset by net fair value gains related to foreign exchange forward contracts outstanding at the end of the period. Net fair value gains for the three months ended March 31, 2013 were primarily related to foreign exchange forward contracts outstanding at the end of the period (see note 12 to the unaudited condensed combined financial statements for the three month period ended March 31, 2014).

Acquisition Transaction Costs

In the first quarter of 2013, Granite incurred $0.4 million in transaction costs associated with the acquisition of two income-producing properties in the United States that was accounted for as a business combination.

Gain on Meadows Holdback

In the first quarter of 2013, the Trust entered into a settlement agreement pursuant to which the Trust received U.S. $5.0 million relating to a holdback receivable of a former subsidiary's sale of a property in 2006. The settlement proceeds comprised a cash payment of U.S. $1.5 million and a non-interest bearing promissory note of U.S. $3.5 million payable in U.S. $0.5 million monthly instalments which commenced March 31, 2013 and concluded with the final instalment received in October 2013.

Loss on Sale of Investment Properties

In the first quarter of 2014, the Trust disposed of an income-producing property in Germany leased by Magna and an income-producing property in the United States leased to a non-Magna tenant for combined gross proceeds of $21.0 million and incurred a $0.2 million loss on disposal due to the associated selling costs. The Trust also incurred $0.1 million in costs related to the potential sale of its portfolio of Mexican properties.

Income Tax Expense (Recovery)

Income tax expense for the first quarter of 2014 was $2.4 million. This includes a net current tax expense of $1.4 million which relates to foreign operations, an increase in unrecognized tax benefits of approximately $0.3 million and $1.1 million related to the sale of a German property, partially offset by a deferred tax recovery of $0.4 million that relates to the net changes in the fair values of investment properties, foreign operations, and Canadian corporate entities subject to tax.

The income tax recovery for the first quarter of 2013 of $34.6 million included a $41.9 million reversal of the Canadian deferred tax liabilities recorded in connection with the REIT conversion on January 3, 2013, $6.2 million of deferred tax expense related to the net changes in the fair values of investment properties, foreign operations, and Canadian corporate entities subject to tax and a net current tax expense of $1.0 million related to foreign operations.

The combined current and deferred effective tax rate for the first quarter of 2014 is an expense of 14.1% compared to an expense of 12.2% in the first quarter of 2013, excluding the aforementioned $41.9 million recovery. The effective tax rate for the three months ended March 31, 2014 is higher than the prior year period primarily due to the relative income earned in the quarter in each of our foreign operations.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income

Net income was $14.6 million in the three month period ended March 31, 2014 in comparison to $94.4 million in the prior year period. The decrease of $79.8 million was primarily due to the net fair value losses on

Granite REIT      2014    13

investment properties of $23.6 million compared to $18.7 million in net fair value gains in the prior year period, a $35.1 million decrease in deferred income tax recoveries, which includes the reversal of $41.9 million in Canadian deferred income tax liabilities as a result of converting to a REIT on January 3, 2013, a $5.1 million gain in the prior year period on the settlement of the Meadows holdback, $2.4 million in additional net interest expense, a $1.8 million increase in current tax expense and a $0.6 million increase in property operating costs, partially offset by an $8.5 million increase in rental revenue.

Funds From Operations

	Three Months Ended March 31,
(in thousands, except per unit information)	2014	2013	Change
Net income attributable to stapled unitholders	$14,455	$94,291	(85%	)
Add (deduct):
Fair value losses (gains) on investment properties	23,557	(18,734)	(226%	)
Fair value losses (gains) on financial instruments	38	(495)	(108%	)
Gain on Meadows holdback	—	(5,143)	N/A
Acquisition transaction costs	—	411	N/A
Loss on sale of investment properties	274	—	N/A
Current income tax expense associated with the sale of an investment property	1,099	—	N/A
Deferred income taxes	(429)	(36,378)	(99%	)
Non-controlling interests relating to the above	10	54	(81%	)

Funds from Operations ("FFO")	$39,004	$34,006	15%

Basic and diluted FFO per stapled unit	$0.83	$0.73	15%

Basic number of stapled units outstanding	46,962	46,882

Diluted number of stapled units outstanding	46,973	46,910

N/A — not applicable

Granite determines FFO using the definition prescribed by the Real Estate Property Association of Canada ("REALPAC"). Granite considers FFO to be a meaningful supplemental measure of operating performance. However, FFO should not be construed as an alternative to net income or cash flows provided by operating activities determined in accordance with IFRS. FFO and basic and diluted FFO per stapled unit are measures widely used by analysts and investors in evaluating the operating performance of real estate entities. However, FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities.

The $5.0 million increase in FFO compared to the prior year period is primarily due to increased rental revenue of $8.5 million partially offset by an increase in interest expense and other financing charges of $2.4 million, a $0.7 million increase in current tax expense (excluding $1.1 million of current income tax expense associated with the sale of an investment property) and a $0.6 million increase in property operating costs.

14    Granite REIT      2014

LIQUIDITY AND CAPITAL RESOURCES

Operating activities used cash of $5.9 million in the three month period ended March 31, 2014. At March 31, 2014, the Trust had cash and cash equivalents of $75.7 million and unitholders' equity of $1.7 billion.

Cash Flows

Operating Activities

	Three Months Ended March 31,
	2014	2013	Change
Cash Flows
Net income	$14.6	$94.4	(85)%
Items not involving current cash flows	24.8	(58.3)	(143)%
Tenant allowance	(37.8)	—	N/A
Current income tax expense	2.8	1.0	180%
Income taxes paid	(2.0)	(2.2)	(9)%
Interest expense	6.7	4.2	60%
Interest paid	(0.6)	(0.2)	200%
Changes in working capital balances	(14.4)	(5.6)	157%

Cash provided by (used in) operating activities	$(5.9)	$33.3	(118)%

N/A — not applicable

In the first quarter of 2014, operating activities used cash of $5.9 million compared to cash generated of $33.3 million in the prior year period. The decrease of $39.2 million is primarily due to the $37.8 million payment relating to the significant tenant allowance in respect of the lease extension at Granite's largest facility, Thondorf, in Austria to 2024. Excluding that tenant allowance, cash provided by operating activities would have been $31.9 million and is comparable to the prior year period.

In the first quarter of 2014 changes in working capital balances resulted in a use of cash of $14.4 million which was comprised of a $7.1 million increase in accounts receivable, primarily due to value-added tax related to the tenant allowance noted above for the Thondorf facility, a $6.6 million decrease in accounts payable and other accrued liabilities primarily due to the payments of acquisition expenses, construction costs and employee bonuses and a $0.5 million decrease in deferred revenue due to the timing of rental receipts.

For the three month period ended March 31, 2013, the change in working capital balances used cash of $5.6 million primarily due to a $4.0 million decrease in accounts payable and other accrued liabilities primarily related to the payment of construction costs and employee bonuses and a $2.0 million decrease in deferred revenue due to the timing of rental receipts, partially offset by a $0.3 million decrease in accounts receivable.

Investing Activities

Investing activities for the three month period ended March 31, 2014 provided cash of $13.1 million, which was primarily a result of net proceeds of $20.8 million received on the disposal of two income-producing properties, partially offset by investment property additions of $7.4 million. Cash used in investing activities for the first quarter of 2013 of $19.4 million was primarily due to cash payments of $14.5 million for the acquisition of two income-producing properties in the United States and investment property additions of $6.0 million, partially offset by proceeds from a note receivable of $1.6 million.

Financing Activities

Cash used in financing activities for the three month period ended March 31, 2014 of $30.4 million was primarily related to distribution payments of $25.8 million and the repayment of U.S. dollar denominated bank

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indebtedness of $11.3 million, partially offset by U.S. dollar secured long-term debt borrowings of $4.9 million and $1.8 million received upon the exercise of unit options. Cash used in financing activities for the three month period ended March 31, 2013 of $0.3 million was primarily related to distribution payments of $16.4 million, partially offset by U.S. dollar denominated borrowings from bank indebtedness of $15.0 million and $1.8 million received upon the exercise of unit options.

Bank and Debenture Financing

Effective on February 1, 2013, the Trust entered into an unsecured senior revolving credit facility in the amount of $175.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2015. However, the Trust has the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $75.0 million with the consent of the participating lenders. Interest on drawn amounts will be calculated based on an applicable margin determined by the Trust's external credit rating. Based on Granite's current credit rating, the Trust would be subject to interest rate margins of up to 1.63% depending on the currency and form of advance. At March 31, 2014, the Trust had $44.2 million (U.S. $40.0 million) drawn under the Granite Credit Facility and $1.3 million in letters of credit issued against the Granite Credit Facility.

In December 2004, Granite issued $265.0 million of 6.05% senior unsecured debentures (the "2016 Debentures"), which are due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount and are guaranteed by Granite and certain of its subsidiaries. The 2016 Debentures rank equally with all of Granite's existing and future unsecured indebtedness. The total outstanding at March 31, 2014 was $264.0 million.

In October 2013, Granite issued at par $200.0 million of Series 1 senior debentures (the "2018 Debentures") which are due October 2, 2018. The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite and certain of its subsidiaries. The total outstanding at March 31, 2014 was $198.2 million. At March 31, 2014, all of the 2016 Debentures and the 2018 Debentures remained outstanding.

Also in October 2013, in connection with funding the acquisition of eight European income-producing properties in the fourth quarter of 2013, the Trust entered into a cross currency interest rate swap (the "Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at March 31, 2014, the fair value of the Cross Currency Interest Rate Swap was a net financial liability of $18.9 million which resulted primarily from the strengthening of the euro against the Cdn. dollar.

In connection with the acquisitions of income-producing properties that were completed in February and May 2013, the Trust has two mortgages outstanding totaling $40.1 million (U.S. $36.3 million). The mortgages mature on June 10, 2017 and May 10, 2018, respectively, and both bear interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4.0%. The mortgages are recourse to the three investment properties acquired which are pledged as collateral.

In July 2013, the Trust entered into a construction loan (the "Construction Loan") for U.S. $17.0 million relating to the development land purchased in the United States (see "INVESTMENT PROPERTIES"). The Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the Construction Loan may only be used to pay for the cost of improvements on the property and other related costs, and loan advances will be made based on the value of the work completed. The maximum amount available under the Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The Construction Loan is secured by a first

16    Granite REIT      2014

mortgage lien on the property. At March 31, 2014, $8.3 million (U.S. $7.6 million) had been drawn under the Construction Loan.

At March 31, 2014, the Trust's leverage ratio (defined as total debt divided by the total fair value of its investment properties) was 24%. Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At March 31, 2014, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On October 30, 2013, Moody's assigned a rating to the 2016 Debentures, 2018 Debentures as well as the Trust of Baa3 with a positive outlook. On October 1, 2013, DBRS confirmed the BBB rating on the 2016 Debentures and 2018 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

	Three Months Ended March 31,
(in thousands)	2014	2013
Net income	$14,563	$94,394

Cash flows provided by (used in) operating activities	$(5,932)	$33,295
Distributions paid and payable	(25,785)	(24,614)

Cash flows from operating activities over (under) distributions paid and payable	$(31,717)	$8,681

Distributions declared to stapled unitholders in the three month period ended March 31, 2014 were $25.8 million or 54.9 cents per stapled unit. Excluding the tenant allowance related to the Thondorf lease extension that was funded from cash on hand, cash provided by operating activities would have been $31.9 million being a more representative amount and more comparable to the prior year period. The Trust expects distributions to be funded from cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

CONTROLS AND PROCEDURES

During the first quarter of 2014, there were no changes in the internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. At March 31, 2014, the Trust had contractual commitments related to construction and development projects amounting to approximately $13.9 million and commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$437
Later than 1 year and not later than 5 years	1,135
Later than 5 years	380

$1,952

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.1 million and $0.5 million to the years 2049 and 2096, respectively, and to making future payments of interest and principal on long-term debt.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 5, 6, 8, 15 and 17 to the unaudited condensed combined financial statements for the three month period ended March 31, 2014 and "LIQUIDITY AND CAPITAL RESOURCES".

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,013,716 stapled units issued and outstanding.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently 18.3 cents per stapled unit, representing, on an annualized basis, $2.20 per stapled unit. Total distributions declared in the three month period ended March 31, 2014 were $25.8 million. On April 17, 2014, Granite REIT declared a distribution of 18.3 cents per stapled unit, or $8.6 million, which will be paid on May 15, 2014.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

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The Trust's significant accounting policies that involve the most judgment and estimate are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2013. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally unique and ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2013. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it, at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. Management also takes into consideration appraisals obtained from time to time from independent qualified real estate valuation experts in order to arrive at its own conclusions on value. The Trust's critical assumptions relating to the estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent property investment prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 3 of the unaudited condensed combined financial statements for the three month period ended March 31, 2014 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws in its operating jurisdictions. These laws can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax

Granite REIT      2014    19

laws and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the condensed combined balance sheets and also the deferred income tax expense in the condensed combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2013, except for the adoption of new standards and interpretations effective January 1, 2014. The Trust applies for the first time certain standards and amendments that require restatement of previous financial statements. As required by International Accounting Standard 34 Interim Financial Reporting, the nature and effect of these changes are disclosed below.

There are a number of amendments to IAS 32 Financial Instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments relate to the application of the guidance set out in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The amendments are effective January 1, 2014. The adoption of these amendments did not have an impact on the Trust's condensed combined financial statements.

In May 2013, IFRIC Interpretation 21 — Levies ("IFRIC 21") was issued which is an interpretation of IAS 37 — Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 clarifies what the obligating event is that gives rise to a levy and when a liability should be recognized. IFRIC 21 is effective for years beginning on or after January 1, 2014 and must be applied retrospectively. For the purposes of IFRIC 21, realty taxes payable by the Trust are considered levies. The adoption of this standard did not have an impact on the Trust's condensed combined financial statements.

RISKS AND UNCERTAINTIES

Investing in our stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2013, and remain substantially unchanged in respect of the three month period ended March 31, 2014.

20    Granite REIT      2014

SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2013 for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per unit/share information)	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12(1)	Q3'12(1)	Q2'12(1)
Rental revenue	$56,581	$54,678	$50,969	$49,476	$48,124	$45,315	$44,685	$45,455

Net income (loss)(2)(3)	$14,563	$(2,391)	$9,869	$43,394	$94,394	$14,488	$65,837	$41,243

Net income (loss) attributable to stapled unitholders or common shareholders	$14,455	$(2,599)	$9,791	$43,548	$94,291	$14,466	$65,824	$41,204
Add (deduct):
Fair value losses (gains) on investment properties	23,557	29,820	25,065	(10,927)	(18,734)	41,565	(50,443)	(22,909)
Fair value losses (gains) on financial instruments	38	(216)	(4)	643	(495)	585	(225)	(162)
Gain on Meadows holdback	—	—	—	—	(5,143)	—	—	—
Acquisition transaction costs	—	7,751	5,702	382	411	—	—	—
Loss on sale of investment properties	274	794	—	328	—	—	21	—
Current income tax expense associated with the sale of an investment property	1,099	—	—	—	—	—	—	—
Deferred income taxes	(429)	813	(3,997)	(2,456)	(36,378)	(34,545)	13,964	10,954
Non-controlling interests relating to the above	10	107	(6)	(260)	54	—	(12)	24

FFO	$39,004	$36,470	$36,551	$31,258	$34,006	$22,071	$29,129	$29,111

Comparable FFO(4)	$39,004	$36,470	$36,551	$35,478	$34,006	$22,071	$29,129	$29,111

Diluted FFO per stapled unit or share	$0.83	$0.78	$0.78	$0.67	$0.73	$0.47	$0.62	$0.62

Diluted comparable FFO per stapled unit or share(4)	$0.83	$0.78	$0.78	$0.76	$0.73	$0.47	$0.62	$0.62

Cash distributions or dividends declared	$0.55	$0.53	$0.53	$0.53	$0.52	$0.50	$0.50	$0.50

Basic stapled units or shares outstanding	46,962	46,942	46,942	46,932	46,882	46,833	46,824	46,880

Diluted stapled units or shares outstanding	46,973	46,957	46,948	46,948	46,910	46,866	46,846	46,896

(1)
The amounts reflected for 2012 have been restated for IFRS.

(2)
The results for 2014 include $23.6 million ($22.8 million net of income taxes) of fair value losses on investment properties.

(3)
The results for 2013 include (i) $1.4 million, $0.6 million, $0.3 million and $0.2 million ($1.4 million, $0.6 million, $0.3 million and $0.1 million net of income taxes) in the first, second, third and fourth quarters of advisory costs related to the REIT conversion and related corporate reorganizations, (ii) $0.4 million, $0.4 million, $5.7 million and $7.8 million ($0.4 million, $0.4 million, $4.7 million and $5.9 million net of income taxes) in the first, second, third and fourth quarters of acquisition transaction costs, (iii) $5.1 million ($5.1 million net of income taxes) in the first quarter relating to a gain on the Meadows holdback, (iv) $18.7 million and $10.9 million ($17.4 million and $9.0 million net of income taxes) in the first and second quarters of fair value gains and $25.1 million and $29.8 million ($22.8 million and $25.0 million net of income taxes) of fair value losses in the third and fourth quarters on investment properties, (v) $4.2 million in the second quarter of current tax expense relating to net withholding tax on the repatriation of prior years' earnings from foreign jurisdictions and (vi) a $41.9 million deferred income tax recovery related to the REIT conversion in the first quarter.

The results for 2012 include (i) $0.8 million, $0.3 million and $0.3 million ($0.7 million, $0.2 million and $0.2 million net of income taxes) in the second, third and fourth quarters respectively, of appraisal, environmental assessment and valuation costs related to income-producing properties, (ii) $1.6 million ($1.2 million net of income taxes) in the fourth quarter of land transfer taxes and associated costs related to the REIT conversion and related corporate reorganizations and (iii) $0.7 million, $2.6 million and $3.8 million ($0.7 million, $2.5 million and $2.8 million net of income taxes) in the second, third and fourth quarters respectively, of advisory costs related to the REIT conversion and related corporate reorganizations.

(4)
Comparable FFO in the second quarter of 2013 excludes the $4.2 million of net withholding taxes paid with respect to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion.

Granite REIT      2014    21

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Trust's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Trust's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage and the risks set forth in the "Risk Factors" section in Granite's AIF for 2013, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2013 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Trust expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements and forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

22    Granite REIT      2014

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three months ended March 31, 2014 and 2013

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	March 31, 2014	December 31, 2013
ASSETS
Non-current assets:
Investment properties	3	$2,421,557	$2,351,897
Deferred tax assets		7,711	8,173
Fixed assets, net		2,028	1,938
Other assets	4	1,894	1,958

		2,433,190	2,363,966
Current assets:
Accounts receivable		9,795	2,491
Income taxes receivable		788	930
Prepaid expenses and other		1,667	1,366
Restricted cash		4,681	4,360
Cash and cash equivalents		75,659	95,520

Total assets		$2,525,780	$2,468,633

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	5	$462,255	$462,070
Cross Currency Interest Rate Swap	5	18,876	11,003
Secured long-term debt	6	48,435	41,856
Deferred tax liabilities		172,135	166,622
Other non-current liabilities	7	10,626	3,777

		712,327	685,328
Current liabilities:
Deferred revenue		4,790	5,194
Bank indebtedness	8	44,212	53,180
Accounts payable and accrued liabilities	9	32,223	33,178
Distributions payable	10	8,604	8,591
Income taxes payable		7,418	6,652

Total liabilities		809,574	792,123

Equity:
Stapled unitholders' equity		1,710,667	1,671,227
Non-controlling interests		5,539	5,283

Total equity		1,716,206	1,676,510

Total liabilities and stapled unitholders' equity		$2,525,780	$2,468,633

Commitments and contingencies (note 17)

See accompanying notes

24    Granite REIT      2014

Condensed Combined Statements of Income
(Canadian dollars in thousands)
(Unaudited)

Three Months Ended March 31,	Note		2014	2013
Revenues
Rental revenue and tenant recoveries			$56,581	$48,124
Operating costs and expenses (income)
Property operating costs
Non-recoverable from tenants	12	(a)	1,180	960
Recoverable from tenants	12	(a)	563	108
General and administrative	12	(b)	7,323	7,113
Depreciation and amortization			121	166
Interest expense and other financing costs, net	12	(c)	6,869	4,517
Foreign exchange gains, net			(291)	(616)

Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes			40,816	35,876
Fair value gains (losses) on investment properties, net	3		(23,557)	18,734
Fair value gains (losses) on financial instruments	12	(d)	(38)	495
Acquisition transaction costs			—	(411)
Gain on Meadows holdback			—	5,143
Loss on sale of investment properties	3		(274)	—

Income before income taxes			16,947	59,837
Income tax expense (recovery)	13		2,384	(34,557)

Net income			$14,563	$94,394

Net income attributable to:
Stapled unitholders			$14,455	$94,291
Non-controlling interests			108	103

			$14,563	$94,394

See accompanying notes

Granite REIT      2014    25

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

Three Months Ended March 31,	Note		2014	2013
Net income			$14,563	$94,394
Other comprehensive income (loss):
Foreign currency translation adjustment			58,842	2,203
Unrealized loss on Cross Currency Interest Rate Swap	5	(b)	(8,245)	—
Net foreign exchange loss on net investment hedge, includes income taxes of nil			(2,283)	—

Total other comprehensive income			48,314	2,203

Comprehensive income			$62,877	$96,597

Comprehensive income attributable to:
Stapled unitholders			$62,570	$96,516
Non-controlling interests			307	81

Comprehensive income			$62,877	$96,597

See accompanying notes

26    Granite REIT      2014

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended March 31, 2014
	Number of Units	Stapled units	Contributed surplus	Deficit	Accumulated other comprehensive income	Total	Non- controlling interests	Total
Equity at January 1, 2014	46,945	$2,121,412	$61,425	$(608,671)	$97,061	$1,671,227	$5,283	$1,676,510
Net income	—	—	—	14,455	—	14,455	108	14,563
Other comprehensive income	—	—	—	—	48,115	48,115	199	48,314
Distributions	—	—	—	(25,785)	—	(25,785)	(51)	(25,836)
Units issued on exercise of stapled unit options	50	1,916	—	—	—	1,916	—	1,916
Units issued on settlement of deferred stapled units	19	739	—	—	—	739	—	739

Equity at March 31, 2014	47,014	$2,124,067	$61,425	$(620,001)	$145,176	$1,710,667	$5,539	$1,716,206

	Three Months Ended March 31, 2013
	Number of Units	Stapled units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2013	46,833	$2,117,256	$63,168	$(654,828)	$(10,784)	$1,514,812	$1,041	$1,515,853
Net income	—	—	—	94,291	—	94,291	103	94,394
Other comprehensive income (loss)	—	—	—	—	2,225	2,225	(22)	2,203
Distributions	—	—	—	(24,614)	—	(24,614)	—	(24,614)
Non-controlling interests recognized	—	—	—	—	—	—	1,646	1,646
Units issued on exercise of stapled unit options	50	1,839	—	—	—	1,839	—	1,839
Units issued on settlement of deferred stapled units	4	171	—	—	—	171	—	171
Reclassification of unit-based awards	—	—	(1,743)	48	—	(1,695)	—	(1,695)

Equity at March 31, 2013	46,887	$2,119,266	$61,425	$(585,103)	$(8,559)	$1,587,029	$2,768	$1,589,797

See accompanying notes

Granite REIT      2014    27

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

Three Months Ended March 31,	Note		2014	2013
OPERATING ACTIVITIES
Net income			$14,563	$94,394
Items not involving current cash flows	14	(a)	24,845	(58,274)
Tenant allowance			(37,769)	—
Current income tax expense			2,813	970
Income taxes paid			(2,059)	(2,197)
Interest expense			6,710	4,226
Interest paid			(588)	(182)
Changes in working capital balances	14	(b)	(14,447)	(5,642)

Cash provided by (used in) operating activities			(5,932)	33,295

INVESTING ACTIVITIES
Investment properties:
Proceeds on disposal, net	3		20,782	—
Capital expenditures			(7,358)	(6,016)
Business acquisitions (net of cash acquired of $286)			—	(14,529)
Fixed asset additions			(186)	(268)
Proceeds from notes receivable			—	1,648
Decrease in other assets			(176)	(245)

Cash provided by (used in) investing activities			13,062	(19,410)

FINANCING ACTIVITIES
Distributions paid			(25,772)	(16,409)
Proceeds from units issued			1,781	1,839
Proceeds from secured long-term debt			4,909	—
Proceeds from bank indebtedness			—	14,990
Repayments of bank indebtedness			(11,251)	—
Financing costs paid			—	(730)
Distributions to non-controlling interests			(51)	—

Cash used in financing activities			(30,384)	(310)

Effect of exchange rate changes on cash and cash equivalents			3,393	(1,009)

Net increase (decrease) in cash and cash equivalents during the period			(19,861)	12,566
Cash and cash equivalents, beginning of period			95,520	51,073

Cash and cash equivalents, end of period			$75,659	$63,639

See accompanying notes

28    Granite REIT      2014

Notes to Condensed Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2014 and December 31, 2013 and for the three month periods ended March 31, 2014 and 2013 are unaudited)

1.     NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Quebec). Through a series of steps and reorganizations Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP"), in addition to other entities, were formed. Granite REIT is an unincorporated, open ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia).

Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co. The assets, liabilities and operations of the new combined stapled unit structure comprise all the assets, liabilities and operations of Granite Co. The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust owns approximately 32.0 million square feet in over 100 rental income properties. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on May 7, 2014.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation and Statement of Compliance

  The condensed combined financial statements for the three months ended March 31, 2014 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board. These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Trust's annual financial statements as at and for the year ended December 31, 2013.

(b)   Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion and the steps and reorganizations described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries

Granite REIT      2014    29

  continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure, or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)   New Standards, Interpretations and Amendments Adopted by the Trust

  The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2013, except for the adoption of new standards and interpretations effective January 1, 2014. The Trust applies for the first time certain standards and amendments that require restatement of previous financial statements. As required by IAS 34, the nature and effect of these changes are disclosed below.

  There are a number of amendments to IAS 32 Financial Instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments relate to the application of the guidance set out in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The amendments are effective January 1, 2014. The adoption of these amendments did not have an impact on the Trust's condensed combined financial statements.

  In May 2013, IFRIC Interpretation 21 — Levies ("IFRIC 21") was issued which is an interpretation of IAS 37 — Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 clarifies what the obligating event is that gives rise to a levy and when a liability should be recognized. IFRIC 21 is effective for years beginning on or after January 1, 2014 and must be applied retrospectively. For the purposes of IFRIC 21, realty taxes payable by the Trust are considered levies. The adoption of this standard did not have an impact on the Trust's condensed combined financial statements.

3.     INVESTMENT PROPERTIES

As at	March 31, 2014	December 31, 2013
Income-Producing Properties	$2,389,443	$2,325,583
Properties and Land Under Development	23,584	18,108
Land Held For Development	8,530	8,206

	$2,421,557	$2,351,897

Changes in investment properties are shown in the following table:

As at	March 31, 2014			December 31, 2013
	Income Producing Properties	Properties and Land Under Development	Land Held For Development	Income Producing Properties	Properties and Land Under Development	Land Held For Development
Balance, beginning of period	$2,325,583	$18,108	$8,206	$1,941,936	$1,761	$—
Additions
— Capital expenditures	567	4,756	2	13,152	14,584	278
— Acquisitions	—	—	—	269,154	7,461	9,508
— Completed projects	—	—	—	6,364	(6,364)	—
— Tenant allowances	44,492	—	—	—	—	—
Fair value losses, net	(23,557)	—	—	(23,297)	—	(1,927)
Foreign currency translation, net	63,592	720	322	135,428	666	347
Disposals	(20,977)	—	—	(17,447)	—	—
Other changes	(257)	—	—	293	—	—

Balance, end of period	$2,389,443	$23,584	$8,530	$2,325,583	$18,108	$8,206

30    Granite REIT      2014

During the three months ended March 31, 2014, the Trust disposed of two income-producing properties located in the United States and Germany, for aggregate net proceeds of $20.8 million and incurred a $0.2 million loss on disposal due to the associated selling costs. The fair value loss during the three months ended March 31, 2014, excluding properties sold in the period, was $24.3 million.

The Trust determines the fair value of each income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewal at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair value of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. In accordance with its policy, the Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but considers the result of such appraisals in arriving at its own conclusions on fair values.

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for investment properties are set out below:

As at	March 31, 2014			December 31, 2013
	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average
Canada
Discount rate	8.50%	6.50%	7.76%	8.50%	6.50%	7.76%
Terminal cap rate	8.50%	5.75%	7.26%	8.50%	5.75%	7.26%
United States
Discount rate	14.00%	7.30%	9.35%	14.00%	7.30%	9.35%
Terminal cap rate	13.00%	7.00%	9.22%	13.00%	7.25%	9.24%
Mexico
Discount rate	13.25%	11.75%	12.91%	13.25%	11.75%	12.91%
Terminal cap rate	13.75%	11.25%	12.95%	13.75%	11.25%	12.95%
Germany
Discount rate	9.50%	6.20%	8.29%	9.25%	6.20%	8.15%
Terminal cap rate	9.50%	7.50%	8.50%	9.25%	7.50%	8.37%
Austria
Discount rate	9.00%	8.25%	8.47%	8.75%	8.25%	8.38%
Terminal cap rate	9.50%	8.75%	8.97%	9.25%	8.75%	8.87%
Netherlands
Discount rate	9.21%	6.84%	8.39%	9.21%	6.84%	8.39%
Terminal cap rate	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Other
Discount rate	10.75%	9.25%	9.94%	11.00%	9.25%	9.97%
Terminal cap rate	10.50%	8.50%	10.18%	10.50%	8.50%	10.19%

On March 5, 2014, Granite entered into an asset purchase agreement for the sale of its portfolio of Mexican properties to Magna at a purchase price of U.S. $105.0 million that is subject to certain closing adjustments. During the three month period ended March 31, 2014, the Trust incurred costs of $0.1 million related to this transaction, which are included in loss on sale of investment properties on the condensed combined statements of income. These properties are currently leased to Magna.

Granite REIT      2014    31

Included in investment properties is $11.6 million (December 31, 2013 — $11.2 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 17).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$215,479
Later than 1 year and not later than 5 years	640,886
Later than 5 years	278,653

$1,135,018

4.     OTHER ASSETS

Other assets consist of:

As at	March 31, 2014	December 31, 2013
Deferred financing costs	$354	$433
Long-term receivables	535	525
Interest rate caps (note 6)	629	678
Deposits	376	322

	$1,894	$1,958

5.     UNSECURED DEBENTURES, NET

(a)   Unsecured debentures, net, consist of:

As at		March 31, 2014		December 31, 2013
	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding
6.05% Debentures	December 22, 2016	$264,030	$265,000	$263,941	$265,000
4.613% Debentures	October 2, 2018	198,225	200,000	198,129	200,000

		$462,255	$465,000	$462,070	$465,000

(b)   Cross Currency Interest Rate Swap

  On October 7, 2013, the Trust entered into a cross currency interest rate swap (the "Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and related 4.613% interest payments from the Debentures that mature in 2018 for euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million.

  As at March 31, 2014, the fair value of the Cross Currency Interest Rate Swap was a net financial liability of $18.9 million, which includes a $19.7 million cumulative loss related to the strengthening of the euro against the Canadian dollar. The Cross Currency Interest Rate Swap is designated as a net investment hedge of the Trust's investment in foreign operations. The effectiveness of the hedge is assessed quarterly. For the three month period ended March 31, 2014, the Trust has assessed that the hedge continued to be effective for the quarter. As an effective hedge, the unrealized gains or losses on the Cross Currency Interest Rate Swap that are related to foreign currency movements are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the Cross Currency Interest Rate Swap in the statement of income.

32    Granite REIT      2014

6.     SECURED LONG-TERM DEBT

Secured long-term debt consists of:

As at				March 31, 2014		December 31, 2013
	Maturity Date	Interest Rate		U.S. $ Outstanding(2)	Cdn $ Outstanding(2)	U.S. $ Outstanding(2)	Cdn $ Outstanding(2)
Mortgage payable	June 10, 2017	LIBOR + 2.50%	(1)	$23,723	$26,221	$23,713	$25,221
Mortgage payable	May 10, 2018	LIBOR + 2.50%	(1)	12,544	13,865	12,541	13,338
Construction loan	July 25, 2016	LIBOR + 2.25%		7,553	8,349	3,099	3,297

				$43,820	$48,435	$39,353	$41,856

(1)
Interest rate caps were purchased for 100% of the mortgage amounts and for the duration of the mortgage thereby limiting the interest rate exposure to a maximum of 4%.
(2)
The amounts outstanding are net of transaction costs.

The mortgages are recourse only to the properties acquired. Those properties have a fair value of $68.2 million at March 31, 2014 and are pledged as collateral. The construction loan is also secured by a first mortgage lien on the property having a fair value of $23.6 million.

7.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of:

As at	March 31, 2014	December 31, 2013
Contingent consideration	$3,961	$3,777
Tenant allowance payable	6,665	—

	$10,626	$3,777

Contingent consideration was recognized in connection with acquisitions completed in 2013 and is expected to be settled during 2018. The amount is dependent upon a number of assumptions which are subject to change over the period to the date of payment.

The tenant allowance payable of euro 6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. The amount has been discounted and will be accreted to its face value to the payment date.

8.     BANK INDEBTEDNESS

Effective February 1, 2013, the Trust entered into an unsecured senior revolving credit facility in the amount of $175.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2015 with the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. At March 31, 2014, the Trust had $44.2 million (U.S. $40.0 million) drawn under the Credit Facility and $1.3 million in letters of credit issued against the Credit Facility. During the three month period ended March 31, 2014, U.S. $10.0 million was repaid under the Credit Facility.

Granite REIT      2014    33

9.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	March 31, 2014	December 31, 2013
Accounts payable	$5,919	$5,828
Accrued salaries and wages	2,425	4,771
Accrued interest payable	9,049	2,708
Accrued construction payable	5,177	7,141
Accrued acquisition costs	—	1,733
Accrued stapled unit options	263	356
Accrued executive deferred stapled units	1,252	1,395
Accrued trustee/director unit-based compensation	3,680	3,291
Other accrued liabilities	4,458	5,955

	$32,223	$33,178

10.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended March 31, 2014 were $25.8 million (2013 — $24.6 million) or 54.9 cents per stapled unit (2013 — 52.5 cents per stapled unit). At March 31, 2014, $8.6 million, representing the March 2014 distribution, was paid on April 15, 2014. Subsequent to March 31, 2014, distributions of 18.3 cents per stapled unit were declared on April 17, 2014 and will be paid on May 15, 2014.

11.  STAPLED UNITHOLDERS' EQUITY

(a)
Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A reconciliation of the changes in the options outstanding is presented below:

	2014		2013
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Options outstanding, January 1	100	$33.92	205	$32.01
Exercised	(50)	35.62	(50)	31.85

Options outstanding and exercisable, March 31	50	$32.21	155	$32.07

34    Granite REIT      2014

  Director/Trustee Deferred Share Unit Plan

  The Trust has two Non-Employee Director Share-Based Compensation Plans (the "DSPs"), which provide for a deferral of up to 100% of each outside director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2014		2013
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	87	$32.92	61	$30.95
Granted	6	39.46	6	38.74

DSUs outstanding, March 31	93	$33.34	67	$31.68

  Executive Deferred Stapled Unit Plan

  The Trust has an Executive Share Unit Plan (the "Stapled Unit Plan") which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in stapled units outstanding is presented below:

	2014		2013
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	62	$37.42	38	$35.63
Granted	53	39.01	28	39.23
Settled	(19)	38.74	(4)	35.47

Stapled units outstanding, March 31	96	$38.04	62	$37.37

  During the three month period ended March 31, 2014, the Trust recognized unit-based compensation expense of $1.0 million (2013 — $0.5 million), which includes a $0.4 million expense (2013 — $0.3 million) pertaining to the DSP plans, a $0.5 million expense (2013 — $0.2 million) pertaining to the Stapled Unit Plan and a net expense of $0.1 million (2013 — nil) related to the re-measurement of the Option Plan liability in the period.

(b)
Accumulated Other Comprehensive Income (Loss)

  Accumulated other comprehensive income (loss) consists of the following:

As at March 31,	2014	2013
Foreign currency translation gains (losses) on investments in subsidiaries, net of related hedging activities and non-controlling interests	$164,911	$(8,559)
Losses on derivatives designated as net investment hedges	(19,735)	—

	$145,176	$(8,559)

Granite REIT      2014    35

12.  OPERATING COSTS AND EXPENSES (INCOME)

(a)
Property operating costs consist of:

	Three months ended March 31,
	2014	2013
Non-recoverable from tenants
Property taxes and utilities	$383	$234
Legal	277	234
Environmental and appraisals	156	253
Repairs and maintenance	70	126
Other	294	113

	$1,180	$960

	Three months ended March 31,
	2014	2013
Recoverable from tenants
Property taxes and utilities	$248	$62
Repairs and maintenance	36	12
Other	279	34

	$563	$108

(b)
General and administrative expenses consist of:

	Three months ended March 31,
	2014	2013
Salaries and benefits	$4,112	$3,101
Audit, legal and consulting	1,587	1,012
REIT conversion and reorganization related costs	—	1,437
Trustee/director fees and related expenses	614	531
Other	1,010	1,032

	$7,323	$7,113

(c)
Interest expense and other financing costs, net consist of:

	Three months ended March 31,
	2014	2013
Interest, accretion and costs on debentures	$6,127	$4,096
Interest on mortgages payable	319	130
Amortization of deferred financing costs	79	283
Other interest	392	132

	6,917	4,641
Capitalized interest	—	(43)
Interest income	(48)	(81)

	$6,869	$4,517

36    Granite REIT      2014

(d)
Fair value gains (losses) on financial instruments consist of:

	Three months ended March 31,
	2014	2013
Foreign exchange forward contracts, net	$39	$535
Interest rate caps	(77)	(40)

	$(38)	$495

13.  INCOME TAXES

a)
The major components of the income tax expense (recovery) are:

	Three months ended March 31,
	2014	2013
Current income tax expense	$2,813	$970
Deferred income tax recovery	(429)	(35,527)

Income tax expense (recovery)	$2,384	$(34,557)

  Included in current income tax expense for the three month period ended March 31, 2014 is $1.1 million arising from the disposition of a property in Germany.

b)
The effective income tax rate reported in the combined statements of income varies from the Canadian statutory rate for the following reasons:

	Three months ended March 31,
	2014	2013
Income before income taxes	$16,947	$59,837

Expected income taxes at the Canadian statutory tax rate of 26.5% (2013 — 26.5%)	$4,491	$15,857
Income distributed and taxable to unitholders	(2,873)	(7,085)
Reversal of deferred tax liability upon REIT conversion and related reorganizations	—	(41,905)
Net foreign rate differentials	128	(404)
Net change in provisions for uncertain tax positions	324	(851)
Net permanent differences	110	(420)
Withholding taxes and other items	204	251

Income tax expense (recovery)	$2,384	$(34,557)

Granite REIT      2014    37

14.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:

	Three months ended March 31,
	2014	2013
Straight-line rent adjustment	$572	$357
Unit-based compensation expense	1,027	472
Fair value losses (gains) on investment properties	23,557	(18,734)
Depreciation and amortization	121	166
Fair value losses (gains) on financial instruments	38	(495)
Gain on settlement of Meadows note	—	(5,143)
Loss on sale of investment properties	274	—
Amortization of issuance costs and accretion of discount of debentures	200	94
Amortization of deferred financing costs	79	283
Foreign exchange on note receivable	—	257
Deferred income taxes	(429)	(35,527)
Other	(594)	(4)

	$24,845	$(58,274)

(b)
Changes in working capital balances are shown in the following table:

	Three months ended March 31,
	2014	2013
Accounts receivable	$(7,143)	$330
Prepaid expenses and other	(213)	(28)
Accounts payable and accrued liabilities	(6,560)	(3,969)
Deferred revenue	(531)	(2,029)
Restricted cash	—	54

	$(14,447)	$(5,642)

(c)
Non-cash financing activities

  During the three month period ended March 31, 2014, 19 thousand stapled units with a value of $0.7 million were issued under the Stapled Unit Plan.

  During the three month period ended March 31, 2013, 4 thousand stapled units with a value of $0.2 million were issued under the Stapled Unit Plan.

38    Granite REIT      2014

15.  FAIR VALUE

(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at March 31, 2014:

	Fair value through profit or loss		Loans and receivables/other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$629	(1)	$535	(2)	$535	$1,164	$1,164
Accounts receivable	—		9,795		9,795	9,795	9,795
Prepaid expenses and other	71	(3)	—		—	71	71
Restricted cash	—		4,681		4,681	4,681	4,681
Cash and cash equivalents	—		75,659		75,659	75,659	75,659

	$700		$90,670		$90,670	$91,370	$91,370

Financial liabilities
Unsecured debentures, net	$—		$462,255		$494,041	$462,255	$494,041
Cross Currency Interest Rate Swap	18,876		—		—	18,876	18,876
Secured long-term debt	—		48,435		48,435	48,435	48,435
Other non-current liabilities	—		10,626		10,626	10,626	10,626
Bank indebtedness	—		44,212		44,212	44,212	44,212
Accounts payable and accrued liabilities	32	(4)	32,191		32,191	32,223	32,223
Distributions payable	—		8,604		8,604	8,604	8,604

	$18,908		$606,323		$638,109	$625,231	$657,017

(1)
Interest rate caps included in other assets.
(2)
Long-term receivables included in other assets.
(3)
Foreign exchange forward contracts included in prepaid expenses and other.
(4)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

Granite REIT      2014    39

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2013:

	Fair value through profit or loss		Loans and receivables/other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$678	(5)	$525	(6)	$525	$1,203	$1,203
Accounts receivable	—		2,491		2,491	2,491	2,491
Restricted cash	—		4,360		4,360	4,360	4,360
Cash and cash equivalents	—		95,520		95,520	95,520	95,520

	$678		$102,896		$102,896	$103,574	$103,574

Financial liabilities
Unsecured debentures, net	$—		$462,070		$485,558	$462,070	$485,558
Cross Currency Interest Rate Swap	11,003		—		—	11,003	11,003
Secured long-term debt	—		41,856		41,856	41,856	41,856
Other non-current liabilities	—		3,777		3,777	3,777	3,777
Bank indebtedness	—		53,180		53,180	53,180	53,180
Accounts payable and accrued liabilities	—		33,178		33,178	33,178	33,178
Distributions payable	—		8,591		8,591	8,591	8,591

	$11,003		$602,652		$626,140	$613,655	$637,143

(5)
Interest rate caps included in other assets.
(6)
Long-term receivables included in other assets.

  The fair value of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of other non-current liabilities approximates the carrying value as it is revalued at each reporting date. The fair value of the unsecured debentures is determined using quoted market prices. The fair value of the Cross Currency Interest Rate Swap is determined using market inputs quoted by its counterparties. The fair value of the secured long-term debt approximates its carrying amount as the mortgages and construction loan payable were drawn recently and bear interest at rates comparable to current market rates that would be used to calculate fair value.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At March 31, 2014, the Trust held six foreign exchange forward contracts (December 31, 2013 — no contracts outstanding). The foreign exchange contracts are comprised of five contracts to purchase $21.3 million and sell euro 14.0 million and one contract to purchase $3.4 million and sell U.S. $3.0 million. For the three month period ended March 31, 2014, the Trust recorded a net fair value gain of less than $0.1 million in respect of these contracts (2013 — fair value gain of $0.5 million).

  As disclosed in note 6, the Trust entered into two interest rate caps to hedge the interest rate risk associated with the mortgages payable. The interest rate caps have not been designated and the Trust is not employing hedge accounting for these instruments. The fair value of the interest rate caps at March 31, 2014 was $0.6 million.

40    Granite REIT      2014

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's financial assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at March 31, 2014	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Interest rate caps included in other assets	$—	$629	$—
Foreign exchange forward contracts included in prepaid expenses and other	—	71	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	494,041	—	—
Cross Currency Interest Rate Swap	—	18,876	—
Other non-current liabilities	—	—	10,626
Secured long-term debt	—	48,435	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	32	—
Bank indebtedness	—	44,212	—

Net Assets (Liabilities) measured at fair value	$(494,041)	$(110,855)	$(10,626)

As at December 31, 2013	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Interest rate caps included in other assets	$—	$678	$—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	485,558	—	—
Cross Currency Interest Rate Swap	—	11,003	—
Other non-current liabilities	—	—	3,777
Secured long-term debt	—	41,856	—
Bank indebtedness	—	53,180	—

Net Assets (Liabilities) measured at fair value	$(485,558)	$(105,361)	$(3,777)

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of

Granite REIT      2014    41

  each reporting period. For the three month period ended March 31, 2014 and the year ended December 31, 2013, there were no transfers between the levels.

16.  COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at March 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,421,557			$2,421,557
Deferred tax assets	7,711			7,711
Investment in Granite LP	—	3	(3)	—
Other non-current assets	3,922			3,922

	2,433,190	3	(3)	2,433,190
Current assets:
Other current assets	16,905	26		16,931
Intercompany receivable	—	1,553	(1,553)	—
Cash and cash equivalents	75,499	160		75,659

Total assets	$2,525,594	1,742	(1,556)	$2,525,780

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$462,255			$462,255
Cross Currency Interest Rate Swap	18,876			18,876
Deferred tax liabilities	172,135			172,135
Other non-current liabilities	59,061			59,061

	712,327			712,327
Current liabilities:
Bank indebtedness	44,212			44,212
Intercompany payable	1,553		(1,553)	—
Other current liabilities	51,296	1,739		53,035

Total liabilities	809,388	1,739	(1,553)	809,574

Equity:
Stapled unitholders' equity	1,710,664	3		1,710,667
Non-controlling interests	5,542		(3)	5,539

Total liabilities and stapled unitholders' equity	$2,525,594	1,742	(1,556)	$2,525,780

42    Granite REIT      2014

Balance Sheet	As at December 31, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,351,897			$2,351,897
Deferred tax assets	8,173			8,173
Investment in Granite LP	—	2	(2)	—
Other non-current assets	3,896			3,896

	2,363,966	2	(2)	2,363,966
Current assets:
Other current assets	9,147			9,147
Intercompany receivable	—	850	(850)	—
Cash and cash equivalents	95,520			95,520

Total assets	$2,468,633	852	(852)	$2,468,633

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$462,070			$462,070
Cross Currency Interest Rate Swap	11,003			11,003
Deferred tax liabilities	166,622			166,622
Other non-current liabilities	45,633			45,633

	685,328			685,328
Current liabilities:
Bank indebtedness	53,180			53,180
Intercompany payable	850		(850)	—
Other current liabilities	52,765	850		53,615

Total liabilities	792,123	850	(850)	792,123

Equity:
Stapled unitholders' equity	1,671,225	2		1,671,227
Non-controlling interests	5,285		(2)	5,283

Total liabilities and stapled unitholders' equity	$2,468,633	852	(852)	$2,468,633

Granite REIT      2014    43

Income Statement	Three months ended March 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$56,581			$56,581
Operating costs and expenses (income)
General and administrative	7,323			7,323
Interest expense and other financing costs, net	6,869			6,869
Other costs and expenses	1,573			1,573
Share of (income) loss of Granite LP	—	(1)	1	—

Income before fair value changes, loss on sale of investment properties and income taxes	40,816	1	(1)	40,816
Fair value losses on investment properties, net	(23,557)			(23,557)
Fair value losses on financial instruments	(38)			(38)
Loss on sale of investment properties	(274)			(274)

Income before income taxes	16,947	1	(1)	16,947
Income tax expense	2,384			2,384

Net Income	14,563	1	(1)	14,563
Less net income attributable to non-controlling interests	107		1	108

Net income attributable to stapled unitholders	$14,456	1	(2)	$14,455

44    Granite REIT      2014

Income Statement	Three months ended March 31, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$48,124			$48,124
Operating costs and expenses (income)
General and administrative	7,113			7,113
Interest expense and other financing costs, net	4,517			4,517
Other costs and expenses	618			618
Share of (income) loss of Granite LP	—	(1)	1	—

Income before fair value changes, acquisition transaction costs, gain on Meadows holdback and income taxes	35,876	1	(1)	35,876
Fair value gains on investment properties, net	18,734			18,734
Fair value gains on financial instruments	495			495
Acquisition transaction costs	(411)			(411)
Gain on Meadows holdback	5,143			5,143

Income before income taxes	59,837	1	(1)	59,837
Income tax recovery	(34,557)			(34,557)

Net Income	94,394	1	(1)	94,394
Less net income attributable to non-controlling interests	102		1	103

Net income attributable to stapled unitholders	$94,292	1	(2)	$94,291

Granite REIT      2014    45

Statement of Cash Flows	Three months ended March 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$14,563	1	(1)	$14,563
Items not involving current cash flows	24,845	(1)	1	24,845
Tenant allowance	(37,769)			(37,769)
Current income tax expense	2,813			2,813
Income taxes paid	(2,059)			(2,059)
Interest expense	6,710			6,710
Interest paid	(588)			(588)
Changes in working capital balances	(14,607)	160		(14,447)

Cash provided by (used in) operating activities	(6,092)	160		(5,932)

INVESTING ACTIVITIES
Investment property capital additions	(7,358)			(7,358)
Other investing activities	20,420			20,420

Cash provided by investing activities	13,062			13,062

FINANCING ACTIVITIES
Distributions paid	(25,772)			(25,772)
Other financing activities	(4,612)			(4,612)

Cash used in financing activities	(30,384)			(30,384)

Effect of exchange rate changes	3,393			3,393

Net increase (decrease) in cash and cash equivalents during the period	$(20,021)	160		$(19,861)

46    Granite REIT      2014

Statement of Cash Flows	Three months ended March 31, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$94,394	1	(1)	$94,394
Items not involving current cash flows	(58,274)	(1)	1	(58,274)
Current income tax expense	970			970
Income taxes paid	(2,197)			(2,197)
Interest expense	4,226			4,226
Interest paid	(182)			(182)
Changes in working capital balances	(5,781)	139		(5,642)

Cash provided by operating activities	33,156	139		33,295

INVESTING ACTIVITIES
Business acquisitions (net of cash acquired of $286)	(14,529)			(14,529)
Investment property capital additions	(6,016)			(6,016)
Other investing activities	1,135			1,135

Cash used in investing activities	(19,410)			(19,410)

FINANCING ACTIVITIES
Distributions paid	(16,409)			(16,409)
Other financing activities	16,099			16,099

Cash used in financing activities	(310)			(310)

Effect of exchange rate changes	(1,009)			(1,009)

Net increase in cash and cash equivalents during the period	$12,427	139		$12,566

17.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

(b)
At March 31, 2014, the Trust's contractual commitments related to construction and development projects amounted to approximately $13.9 million.

(c)
At March 31, 2014, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$437
Later than 1 year and not later than 5 years	1,135
Later than 5 years	380

$1,952

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.1 million and $0.5 million to the years 2049 and 2096, respectively.

Granite REIT      2014    47

REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Barry Gilbertson Trustee Thomas Heslip Trustee Gerald Miller Trustee Scott Oran Trustee

Thomas Heslip
Chief Executive Officer
Michael Forsayeth
Chief Financial Officer
Jennifer Tindale
Executive Vice President,
General Counsel and Secretary
John De Aragon
Executive Vice President,
Real Estate Investment
Lorne Kumer
Executive Vice President, Real Estate
Portfolio and Asset Management
Stefan Wierzbinski
Executive Vice President Europe

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Thomas Heslip
Chief Executive Officer
(647) 925-7539
 Michael Forsayeth
Chief Financial Officer
(647) 925-7600

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2013 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com

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  Exhibit 99.1
GRANITE ANNOUNCES 2014 FIRST QUARTER RESULTS